ANTISENSE THERAPEUTICS

14 January 2005


05005367


SEC MAIL
RECEIVED
PROCESSING
JAN 2 1 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited
Announcement to the Australian Stock Exchange

Please find attached a copy of an announcement lodged with the Australian Stock Exchange on 13 January 2005 and the release made in the US on the same day.

Yours sincerely

Natalie Korchev
Company Secretary

Encl (3 pages)



ANTISENSE THERAPEUTICS


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 202 SECTION

13 January 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

ANTISENSE THERAPEUTICS ESTABLISHES LEVEL ONE US ADR PROGRAM

Antisense Therapeutics is pleased to announce that its Level One American Depositary Receipt (ADR) program has been declared effective by the US Securities and Exchange Commission. The Bank of New York was appointed as the depositary bank for the ADR program.

A Level One ADR program facilitates the purchase of Antisense Therapeutics shares by US investors.

Under the program one ADR is equivalent to 20 ordinary shares of Antisense Therapeutics. The ADR's trade in the US over-the-counter (OTC) market under the symbol ATHJY (CUSIP number 037183100).

As previously advised by Antisense Therapeutics, this initiative is a logical extension of the Company's focus on its international development, and an appropriate vehicle to leverage the high awareness of and regard for antisense technology generally and the growing international interest in Antisense Therapeutics' product development plans specifically.

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au


ANTISENSE THERAPEUTICS


SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2005
WASH, D.C.
202
SECTION

Antisense Therapeutics Announces Launch of Level 1 American Depository Receipt Program

Phase 2a Clinical Study for MS and Proof of Concept Study for Psoriasis Currently Underway

Melbourne, Australia – January 13, 2005 – Antisense Therapeutics Limited (ASX: ANP) today announced that its Level One American Depositary Receipt (ADR) program has been declared effective by the US Securities and Exchange Commission. The Bank of New York was appointed as the depositary bank for the ADR program.

A Level One ADR program facilitates the purchase of Antisense Therapeutics shares by US investors. Under the program, one ADR is equivalent to 20 ordinary shares of Antisense Therapeutics. The ADR's trade in the US over-the-counter (OTC) market under the symbol ATHJY (CUSIP number 037183100).

Mark Diamond, CEO of Antisense commented: "We remain focused on extending Antisense's international presence and hope to capitalize on milestone achievements by making investing easier for existing and potential US investors."

The Company recently announced the initiation of a Phase 2a clinical trial of its lead compound, ATL1102, in patients with multiple sclerosis (MS). ATL1102 is a second-generation antisense inhibitor of an immune system protein called VLA-4 (alpha-4 integrin chain; CD49d). ATL1102 is designed to block the synthesis of VLA-4, which is known to play a part in both the onset and progression of MS.

Antisense Therapeutics has also undertaken a "proof of concept" study of its ATL1101 compound in patients with psoriasis. ATL1101 is a second-generation antisense drug designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell overgrowth in psoriasis. ATL1101 is being developed as a cream for the topical treatment of mild to moderate cases of psoriasis.

About ADRs
ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61-3-9827-8999
Company Secretary – Natalie Korchev +61-3-9827-8999
Investor Relations - Rachel Levine – +212-983-1702 ext. 207
Media Relations – Ivette Almeida - +212-983-1702 ext. 209